UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2016

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Departure of Directors or Certain Members of Senior Management; Election of Directors

Effective January 13, 2016, Mr. James Pittman has stepped down as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as member of the Board of Managers of Telesat LLC.

Telesat Holdings Inc. is pleased to announce that, effective January 13, 2016, Mr. Antoine Bisson-McLernon has joined the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Mangers of Telesat LLC. Mr. McLernon joined the Public Sector Pension Investment Board (“PSP Investments”) in July 2009 and, since December 7, 2015, is the Managing Director, Private Equity – Americas.  Prior to that, he led PSP Investments Natural Resources investment group and sat on the Boards of TimberWest Forest Corp. (Canada), Kaingaroa Timberlands (New Zealand), and X2 Resources (UK). He is also a past Advisory Committee member of Haymarket Financial LLP (UK). Before joining PSP Investments, Mr. McLernon worked in private equity and investment banking. Mr. McLernon received an MBA from Harvard Business School, a BCom from McGill University, and is a CFA Charterholder.

PSP Investments nominated Mr. McLernon as one of its three nominees to the Board of Directors pursuant to the Shareholders Agreement described in “Item 7B. Related Party Transactions” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended 2014. Except for the Shareholder Agreement, there are no material arrangements or understanding with major shareholders or between any two or more directors or members of senior management pursuant to which he was elected as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: January 20, 2016	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary

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